Puro Trader, Inc

Statements of Cash Flows

(Unaudited)

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Cash flows from operating activities:		
Net loss	$ (609,737.84)	$ (42,544.59)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation	-	306.00
Changes in operating assets and liabilities:		
Accounts payable	97,253.27	-
Accrued Payroll	78,127.98	-
Accrued Taxes	26,350.46	-
Other assets	(4,251.49)	(33.51)
Net cash used in operating activities	(412,257.62)	(42,272.10)
Cash flows from investing activities		
Capital expenditures	(5,322.00)	-
Net cash used in investing activities	(5,322.00)	-
Cash flows from financing activities:		
Proceeds from issuance of common stock	380,000.00	-
Proceeds from (repayment of) related party loan	(24,835.64)	42,923.28
Convertible note 1	65,000.00	-
Convertible note 2	25,000.00	-
Return of capital	(25,000.00)	-
Net cash provided by financing activities	420,164.36	42,923.28
Net cash increase for period	2,584.74	651.18
Cash at beginning of period	921.52	270.34
Cash at end of year	$ 3,506.26	$ 921.52